CUSIP No. 31583B105                                           Page 1 of 20 Pages


                       Securities and exchange commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                             FIDELITY BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    31583B105
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 31583B105                                           Page 2 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              202,050
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                202,050
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          202,050
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     6.6%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 3 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge -- Strategic Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              75,200
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                75,200
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          75,200
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     2.4%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 4 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              18,000
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                18,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,000
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.6%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 5 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Archimedes Overseas, LTD
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Channel Islands
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              9,750
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                9,750
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,750
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.3%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 6 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              277,250
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                277,250
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          277,250
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     9.0%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 7 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              27,750
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                27,750
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,750
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

CUSIP No. 31583B105                                           Page 8 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          John Wm. Palmer
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     PF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               100
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              305,000
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              100
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                305,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          305,100
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     9.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

CUSIP No. 31583B105                                           Page 9 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Richard J. Lashley
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     PF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               150
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              305,000
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              150
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                305,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          305,150
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     9.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

CUSIP No. 31583B105                                          Page 10 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Garrett Goodbody
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              27,750
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                27,750
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,750
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

CUSIP No. 31583B105                                          Page 11 of 20 Pages


Item 1.   Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); Archimedes Overseas, LTD, a Channel Islands investment company ("Archimedes"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Garrett Goodbody, Managing Member of Goodbody/PL LLC. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Fidelity Bancorp, Inc. (the "Company" or "Fidelity Bancorp"). The address of the principal executive offices of the Company is 5455 W. Belmont Avenue, Chicago, IL 60641. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Garrett Goodbody, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

     (3) shares of Common Stock held in the name of Archimedes, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, which has trading and certain other discretionary authority over Archimedes; and

     (4)  shares of Common Stock owned of record by Mr. Lashley and Mr. Palmer.

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.

     The business address of Archimedes is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

CUSIP No. 31583B105                                          Page 12 of 20 Pages


     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 305,250 shares of Common Stock.

     The amount of funds expended by Financial Edge Fund to acquire the 202,050 shares of Common Stock it holds in its name is $3,124,745. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

     The amount of funds expended by Financial Edge Strategic to acquire the 75,200 shares of Common Stock it holds in its name is $1,380,369. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns extended in the ordinary course of business.

     The amount of funds expended by Goodbody/PL LP to acquire the 18,000 shares of Common Stock it holds in its name is $264,750. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

     The amount of funds expended by Archimedes to acquire the 9,750 shares of Common Stock it holds in its name is $157,370. Such funds were provided in part from Archimedes' available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

     The amount of funds expended by Mr. Lashley to acquire the 150 shares of Common Stock he holds in his name is $2,561. Such funds were provided from Mr. Lashley's personal funds.

     The amount of funds expended by Mr. Palmer to acquire the 100 shares of Common Stock he holds in his name is $2,210. Such funds were provided from Mr. Palmer's personal funds.

CUSIP No. 31583B105                                          Page 13 of 20 Pages


     All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group acquired the Common Stock because they believed the Company's stock was undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization; (2) illiquid stock; and (3) infrequent use of stock buybacks within the past 18 months.

     Members of the Group believe that the Company's recent entry into the leasing business is inappropriate and inconsistent with the Company's historical business model, risk profile and asset quality. Members of the Group believe that the Company currently does not have sufficient expertise to manage the leasing business, and that the cost to acquire or build the appropriate expertise would be prohibitive and exceed any prospective risk-adjusted benefit.

     Members of the Group believe the recent quarterly results of the Company have benefited from the favorable, low interest rates and "steep yield curve" prevailing in the marketplace, conditions favorable to thrifts such as the Company. These conditions are likely not to persist in perpetuity, therefore, the Group believes the Company's long term prospects as an independent thrift are in question. Members of the Group also believe Fidelity Bancorp's stock price will remain permanently undervalued (relative to its value in a sale to a larger financial services institution) because the Company is a small thrift operating in a highly competitive industry and market area.

     Despite the Group's concerns about Fidelity Bancorp's stock valuation and long-term prospects as an independent company, the Group believes the Company is located in a highly desirable market area (Chicago) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Based upon recent merger multiples and our understanding of the market area and the Company, it is the Group's opinion that the Company could garner a takeover premium that would be attractive to shareholders and exceeds any value the Company might realistically produce by remaining independent.

     On June 4, 2002, Richard Lashley sent a letter to the Company demanding an opportunity to inspect and copy, among other things, a current list of stockholders. The Group demanded the stockholder list for the purpose of evaluating seeking election or appointment to

CUSIP No. 31583B105                                          Page 14 of 20 Pages


the Board of Directors of the Company in connection with the 2003 Annual Meeting. A copy of the letter is attached as Exhibit 2.

     On October 23, 2002, Group member Richard Lashley sent a letter to Fidelity Bancorp, notifying Fidelity of his intention to nominate John Palmer for election to Fidelity's board at Fidelity's 2003 Annual Meeting of Shareholders, which was originally scheduled for January 22, 2003 (subsequently rescheduled for February 23, 2003). A copy of the letter is attached as Exhibit 3.

     On November 8, 2002, the Group filed a preliminary proxy statement for the election of directors with the United States Securities and Exchange Commission (the "SEC"). On November 20, 2002 Messrs. Palmer and Lashley met with senior management of Fidelity to discuss the Group's intentions and views. On December 17, 2002, the Company announced a merger agreement with MAF Bancorp Inc., a publicly traded thrift institution based in Chicago. On January 10, 2003, counsel to the Group sent a letter to the SEC withdrawing the previously filed proxy statement. A copy of the letter is attached as Exhibit 4. Subject to review of the merger agreement and related proxy/prospectus materials, the Group believes the merger is a positive event for both Fidelity, and MAF Bancorp, and the Group presently intends to vote for, and support, the merger. If the merger with MAF Bancorp Inc. is not consummated, the Group will reevaluate its intentions regarding board representation.

     Members of the Group do not presently intend to make further purchases or sales of shares of Common Stock, but may at any time purchase shares or dispose of any or all the shares of Common Stock held by them. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,081,490, as of September 30, 2002, as reported on the Company's press release dated October 21, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the

CUSIP No. 31583B105                                          Page 15 of 20 Pages


affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

         (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days.

         (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

         (c) Goodbody/PL LP has made no purchases or sales of Common Stock in the last 60 days.

         (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  Archimedes

     (a)-(b) See cover page.

         (c) Archimedes has made no purchases or sales of Common Stock in the past 60 days.

         (d) Goodbody/PL LLC has discretionary authority over Archimedes. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley may be deemed to share with Goodbody/PL LLC voting and disposition power with regard to the shares of Common Stock held by Archimedes.

CUSIP No. 31583B105                                          Page 16 of 20 Pages


(E)  PL Capital

     (a)-(b) See cover page.

         (c) PL Capital has made no purchases or sales of Common Stock directly.

         (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)  Goodbody/PL LLC

     (a)-(b) See cover page.

         (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

         (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)  Mr. John Palmer

     (a)-(b) See cover page.

         (c) Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(H)  Mr. Richard Lashley

     (a)-(b) See cover page.

         (c) Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days.

(I)  Mr. Garrett Goodbody

     (a)-(b) See cover page.

         (c) Mr. Goodbody has made no purchases or sales of Common Stock directly.

CUSIP No. 31583B105                                          Page 17 of 20 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.   Material to be Filed as Exhibits

  No.     Description
   1      Joint Filing Agreement*
   2      Letter from Richard Lashley to Raymond S. Stolarczyk, dated June 4,
          2002.*
   3 Letter from Richard Lashley to Judith Leaf, Corporate Secretary, dated October 23, 2002.*
   4 Letter from counsel to the Group to the United States Securities and Exchange Commission, dated December 24, 2002.

____________________
*Filed with an earlier-filed version of this Schedule 13D (as most recently amended, the "Original 13D").

CUSIP No. 31583B105                                          Page 18 of 20 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2003

                ----------------------------------------------------------------
                FINANCIAL EDGE FUND, L.P.

                By: PL CAPITAL, LLC
                    General Partner

                By: /s/ John Palmer         /s/ Richard Lashley
                    John Palmer             Richard Lashley
                    Managing Member         Managing Member

                ----------------------------------------------------------------

                FINANCIAL EDGE-STRATEGIC FUND, L.P.

                By: PL CAPITAL, LLC
                    General Partner

                By: /s/ John Palmer         /s/ Richard Lashley
                    John Palmer             Richard Lashley
                    Managing Member         Managing Member

                ----------------------------------------------------------------

                PL CAPITAL, LLC

                By: /s/ John Palmer         /s/ Richard Lashley
                    John Palmer             Richard Lashley
                    Managing Member         Managing Member

                ----------------------------------------------------------------

                GOODBODY/PL CAPITAL, L.P.

                By: GOODBODY/PL CAPITAL, LLC
                    General Partner

                By: /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member

                ----------------------------------------------------------------

CUSIP No. 31583B105                                          Page 19 of 20 Pages


                ----------------------------------------------------------------

                GOODBODY/PL CAPITAL, LLC

                By: /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member

                ----------------------------------------------------------------

                ARCHIMEDES OVERSEAS, LTD.

                By: GOODBODY/PL CAPITAL, LLC

                By: /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member

                ----------------------------------------------------------------


-------------------------------------------------------

By: /s/ John Palmer
    John Palmer

-------------------------------------------------------

By: /s/ Richard Lashley
    Richard Lashley

-------------------------------------------------------

By: /s/ Garrett Goodbody
    Garrett Goodbody

-------------------------------------------------------

CUSIP No. 31583B105                                          Page 20 of 20 Pages




                                                                      EXHIBIT 4

                                 [ON LETTERHEAD]

                                January 10, 2003

Mr. Nicholas Panos
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549-0408

     Re:  Fidelity Bancorp, Inc.
          Preliminary Proxy Statement filed November 8, 2002 by Financial Edge Fund, LP
          SEC File No. 1-2753

Dear Mr. Panos:

     On behalf of Financial Edge Fund, LP and the PL Capital Group, we hereby withdraw the Preliminary Proxy Statement filed November 8, 2002 by Financial Edge Fund, LP (the "Preliminary Proxy Statement") relating to the Annual Meeting of Fidelity Bancorp, Inc. The PL Capital Group intends to inform stockholders of this withdrawal through a press release. We appreciate your assistance in the process related to the Preliminary Proxy Statement.

                                            Very truly yours,

                                            /s/ Charles R. Haywood

                                            Charles R. Haywood

cc:  Richard Lashley
     John W. Palmer
     Phillip M. Goldberg